VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Utz Brands, Inc.
Registration Statement on Form S-3
Initially Filed September 3, 2021
File No. 333-259283

Dear Mr. Herbers:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Utz Brands, Inc. respectfully requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on September 14, 2021, or as soon thereafter as practicable.

Please call Jeremiah G. Garvey of Cozen O’Connor at (412) 620-6570  to provide notice of the effectiveness of the Registration Statement.

* * *

[Signature Page Follows]

Very truly yours,

Utz Brands, Inc.

By:	/s/ Dylan B. Lissette
Name:	Dylan B. Lissette
Title:	Chief Executive Officer

cc:	Theresa Robbins Shea, Executive Vice President, General Counsel & Corporate Secretary, Utz Brands, Inc. Jeremiah G. Garvey, Cozen O’Connor P.C.

[Signature Page to Acceleration Request Letter]